SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Relações com Investidores
Embratel Participações S.A.
Av. Presidente Vargas 1012 - 10ºAndar, V Centro
20.071 -910 Rio de Janeiro – RJ
Tel: (21) 2121-9662 & 2121-6474
Fax: (21) 2121-6388

CT.FIN-60 n.º 029/2006	Rio de Janeiro, June 1st., 2006.

Free Translation

Comissão de Valores Mobiliários – CVM
Gerência de Acompanhamento de Empresas 2 (GEA-2)
Rua Sete de Setembro, 111 - 2º andar
CEP: 20159-900 Rio de Janeiro - RJ
Rio de Janeiro - RJ

Att.: Sr. Alexandre Lopes de Almeida
 Gerente de Acompanhamento de Empresas 2

Ref.: CVM Letter - Ofício/CVM/SEP/GEA-2/Nº 0184/06 dated May 09, 2006
Additional explanation of Embratel Participações S/A Letter CT.FIN 60 n.º 024/2006, dated May 10th., 2006, distributed through IPE System - CVM/BOVESPA on the same date, in response to CVM Letter above.

Dear Sir:

Embratel Participações S/A provides additional explanation to CVM’s Letter - Ofício CVM/SEP/GEA-2/N.º 0184/06, dated May 09th., 2006.

We are at your disposal should you request any further information.

Sincerely,

Isaac Berensztejn
Investor Relations Director

Rio de Janeiro, May 18th, 2006.

To
Telmex Solutions Telecomunicações Ltda.
Rua Regente Feijó, nº 166 – 16th floor – suite 1687-C Rio de Janeiro - RJ
Att.: Mr. Alberto Orleans e Bragança, Esq.

Gentlemen,

As requested, we analyzed the matter you submitted to consultation, relative to the possibility of seeking the cancellation of the registration of Embratel Participações S.A. (“Embrapar” or “Company”) as a public company, in light of the provisions of Clause 5.1.9 of the Purchase and Sale Agreement involving the shares of issue of the Company, executed on August 4, 1998 within the sphere of the privatization process carried out by the Federal Union.

1 – The Facts

Embrapar was incorporated as from the partial split-up of Telecomunicações Brasileiras S.A. – Telebrás, to succeed the latter as the controlling shareholder of Empresa Brasileira de Telecomunicações S.A. – Embratel.

On July 29, 1998, the Federal Union held the privatization auction of the shareholding control of Embrapar and of the other companies incorporated as from the split-up of Telebrás, all in accordance with Notice no. MC/BNDES 01/98 (“Notice”).

On August 4, 1998, the winners of said auction and the Federal Union executed the Purchase Agreement (“SPA”) whereby the ownership of the shares representative of the controlling interest of Embrapar were transferred to said auction winners.

At that time, the Stock Exchange Commission -CVM was in the process of analyzing the application for registration of Embrapar as a public company, such registration that was later granted.

Consequently, both the Notice (item 4.3, items IX and X) and the SPA (Clauses 5.1.8 and 5.1.9) contain an identical rule, imposing on the purchasers of the controlling interest of Embrapar an obligation of special nature related to the registration of Embrapar as a public company, as follows:

“5.1 The BUYER and its eventual successors, under any title, including as a result of a later assignment and transfer of COMMON SHARES, in accordance with the laws in force, are obligated, solidarily, in an irrevocable and irreversible manner, to strictly perform the following special obligations, without prejudice to those provided for in the Notice, including the exercise, for such purpose, of its right to vote in the General Shareholders Meetings of the COMPANY, in order to:
(...)

5.1.8 – give continuance to the registration process of the COMPANY for trading its securities in stock exchanges, before the Securities Exchange Commission and stock exchanges, in accordance with CVM Instruction no. 202 of May 6, 1993, in addition to having approved the program of Depositary Receipts of preferred shares of the COMPANY, as provided for in Resolution CMN no. 1927 of May 27, 1992, in the North American market;
(...)

5.1.9 keep the COMPANY, once registered, as a public company, with its registrations referred to in item 5.1.8 always up-to-date.”
(our emphasis)

As we can see, the wording of clause 5.1.9 is not clear, even seeming to, at first, allow two different interpretations with regard to the scope of the obligation undertaken by the buyers of the share control of Embrapar after its registration as a public company at CVM was granted.

Thus, one must analyze which of these two interpretations is to prevail vis-à-vis the applicable legal rules and principles.

2 – The Cancellation of the Registration as a Public Company

Under article 4 of n° 6.404/1976, a public company is the one whose shares are listed for trading in stock exchanges or over-the counter market. Paragraph 1 of this same article, by its turn, instructs that only those securities issued by companies registered at CVM may be distributed in the market and traded at stock exchanges or over-the-counter markets.

Consequently, every public company must, by definition, be registered at CVM. It is such registration that makes it possible for the company to raise funds in the capital markets by means of public distribution of securities of its issue.

The cancellation of the registration as a public company (or “closing the capital”) constitutes a procedure whereby the public company goes private and its securities may no longer be traded – thus delisted -from stock exchanges or over-the-counter market.

The decision to go public or private has an eminently private nature and it is incumbent solely on the company’s shareholders to analyze the benefits and disadvantages of opening its capital, of keeping it in such situation or of pursuing the cancellation of its registration as a public company.

In other words, it is not for the State to intervene or opine on the merits of the corporate decision on whether to open or close the capital of the company

In point, in most countries where capital markets are reasonably developed there is no substantive state intervention, whereby it would be incumbent on the State to determine, in a discretionary manner, which companies would be required to register themselves as public companies and which would be were barred from doing so.

Quite to the contrary, the intervention of the State in the capital market normally occurs by means of enactment of legal rules having an instrumental nature, which only establish the conditions for accessing the market, the conducts that must be observed by its participants and, chiefly, the information that must be furnished to the investors (full disclosure).

Thus, what is sought is to eliminate any discretionary power the State may have with regard to the decision on which companies must be public and which must be private; acts of the State must abide by the exercise of the linked powers, expressly provided for in law, and it is not for the State to examine the convenience and opportunity of decisions of corporate nature1.

Recognizing these principles, CVM – in the many instructions it has issued to regulate the subject matter,- has never tried to prevent any company from closing its capital, rather simply sought to establish procedures so as to ensure that the process of cancellation of the registration not be implemented without any protection to the interests of the minority shareholders.

CVM rules that deal with the cancellation of the registration of a public company have always, on the one hand, preserved the option the controlling shareholder has of requesting the closing of the capital of its controlled company, establishing, on the other hand, the structures whereby the right of the minority shareholder to withdraw was assured, that is, the possibility of selling its shares in a purchase tender offer brought by the controlling shareholder and not be, consequently, compelled to remain a partner of a company whose shares no longer have liquidity in the market and which is not required to furnish a minimum of information to the investors.

Upon the enactment of Law no. n° 10.303/2001, the process of cancellation of the registration of public company, which formerly was subject only to regulations released by CVM, became subject thereafter to express legal provision.

Article 4, § 4, of Corporation Law, with the wording given by Law n° 10.303/2001, set forth that the registration of a company as public company can be cancelled if the controlling shareholder, or the company itself, carries out a tender offer to acquire all of the outstanding shares in the market for a “fair price”, appraised by an independent specialized company. The law, when regulating the subject matter, did not change the basic principles that were fully recognized by CVM as of its creation, especially with regard to the absence of powers of the state agency to reject, by discretionary decision, the requests for cancellation of registration of a company as a public company.

Such rules, of general application to all share corporations, were not derogated with regard, specifically, to companies providers of telecommunications services. In point, Law no. 9.472/1997 (“General Law of Telecommunications”) does not contain any provision whatsoever imposing the mandatory registration of telecommunications companies as public companies, including for those privatized by the Federal Union.

Therefore, the regulation model in force in our legal order is grounded on the principle that it is not incumbent on the State to judge the merit and opportunity of a corporate decision on whether to go public or private, but simply to analyze the compliance with legal and regulation requirements that seek to protect the intersts of the minority shareholders.

1 MODESTO CARVALHOSA and NELSON EIZIRIK, in A Nova Lei das S.A.. São Paulo: Saraiva, 2002, p. 43/44.

3 – The Transitory Nature of Obligations

Doctrine on civil law has broadly recognized the transitory2 nature of an obligation as one of its essential elements. This transitoriness is derived from the fact that the obligation arises with an innate purpose of extinguishing itself, upon satisfaction of the creditor, whether amicably or by court imposition. In this regard, the juridical obligational relationship is different than rights in rem, such as proprietary intersts, which have the nature of permanence3.

This means, then, that one cannot allow the existence of perpetual obligations, where the objective is to bind the parties eternally, as explained by doctrine:4:

“Obligation is a juridical relationship of transitory nature. If what has been promised is satisfied, whether amicably or by means of court relief available to the creditor, the obligation ceases to exist; the debtor is released and the creditor’s right is extinguished. There are no perpetual obligations. Like everything else in the world, they are born, live and die. As stated by Radbruch, a credit right carries in itself the germ of its demise. (...)

Thus, there can be no perpetuity of the obligation. Even if it were to apply to continuous acts, extended and reiterated, such persistence would be indeterminate, such as in lease of services; its duration would always be limited. (...) Ephemerality, greater or less, is thus inherent to obligations. “ (our emphasis)

Consequently, one can state that obligations have, by definition, an ephemeral nature and, hence, that to eventually establish a relationship that seeks to perpetually bind the debtor would be contrary to the juridical concept of the institute itself.

2 CLÓVIS BEVILÁQUA. Direito das Obrigações. Rio de Janeiro: Editora Rio, p. 14.

3 SÍLVIO DE SALVO VENOSA, in Direito Civil, vol. 2. São Paulo: Atlas, 2003, p. 25/26. MARIA HELENA DINIZ, in Curso de Direito Civil Brasileiro, vol. 2. São Paulo: Saraiva, 2003, p. 33. 4 WASHINGTON DE BARROS MONTEIRO, in Curso de Direito Civil – Direito das Obrigações, 1st Part. São Paulo: Saraiva, 1995, p. 8/9.

4 – Analysis of the Actual Case

The wording of Clause 5.1.9 of the SPA makes it possible, at first, to have two different interpretations to the rule therein established: (a) that the controlling shareholder of Embrapar is under the obligation to keep the registrations of the Company at CVM always up-to-date; or (b) the one whereby Embrapar is required to always remain as a public company, with its controlling shareholder being perpetually prohibited from seeking the cancellation of said registration.

To solve such controversy, one must examine the contractual clause, the extent of which is being questioned from the standpoint of the principles that govern interpretation of contracts and of legal rules in general.

4.1. Systematic Interpretation of Clause 5.1.9

The contractual provisions must be interpreted in a systematic manner, that is, analyzed, necessarily, in terms of other rules that compromise the legal system, in order that the meaning attributed to them is not incompatible with the principles and rules in force in our legal order.

According to doctrine, juridical precepts must not be interpreted on their own, rather must be in harmony with the general principles of the system so as to preserve coherence in the legal order as a whole5.

Thus, if there are two possible interpretations, one must adopt that which maintains the harmony and coherence between the expressed intent of the parties and the general principles existent in our legal order.

In the case at hand, the interpretation that Embrapar, by force of the provisions of Clause 5.1.9 of the SPA, is forever required to keep itself registered as a public company violates the two principles previously mentioned and which ground our corporate and obligational law, to wit:

a) that it is not incumbent on the State to determine which companies must be public and which private, since such determination consists of a corporate decision that must be taken, exclusively, by the shareholder of the company; and b) the principle whereby there are no perpetual obligations that bind the debtor eternally, since the juridical obligational relationship has, by definition, a transitory nature.

Thus, if, – by the simple reading of the contract – one can adopt the interpretation that no contradiction to the general principles referred above exist, there is no doubt such interpretation must prevail over the one which, if applied, would represent violation to said principles.

For such reason, one must recognize that the provisions of Clause 5.1.9 of the SPA do not prevent the controlling shareholders of Embrapar from seeking the cancellation of the registration of the Company before CVM, rather only requires that – while such registration is in force – they keep it up-to-date.

5 TÉRCIO SAMPAIO FERRAZ, in Introdução ao Estudo do Direito. São Paulo: Atlas, 1996, p. 289.

4.2. The less burdensome interpretation for the debtor must prevail

The conclusion above is confirmed by the juridical hermeneutical rule whereby, when in doubt on the correct interpretation to be given to a certain contractual clause, the one which generates lesser burden for the party required to perform the obligation in question is to be adopted.

Such principle is expressly recognized by article 423 of the Civil Code, according to which “when ambiguous or contradictory clauses exist in the contract of adhesion, the interpretation more favorable to the adhering party must be adopted.” (our emphasis)

In the present case, the Purchase Agreement involving the shares of issue of Embrapar has the nature of an adhesion contract, since it was fully drawn up the by Federal Union, with the winners of the bid having merely accepted the conditions therein established in order to formalize the transfer of the shares representative of the shareholding control of the Company.

Consequently, since it was the Federal Union who stipulated the obligation set forth in Clause 5.9.1 of the SPA, it must be construed in a manner less burdensome to the other contracting party – the purchaser of the controlling interest of Embrapar – who simply adhered to said contractual provision.

Had the Federal Union truly intended to bar – perpetually – the cancellation of the registration as public company of those privatized through Notice MC/BNDES no. 01/98, with Embrapar included therein, it would have established such obligation in a clear and categorical manner so as not to allow any contradictory interpretation.

Thus, also for such reason, one can state that Clause 5.9.1 of the SPA sought only to ensure that the winners of the privatization auction, and its eventual successors, would be bound to keep the registration of Embrapar at CVM up-to-date for the time it remained a public company.

4.3. The interpretation according to the later behavior of the parties

Another essential rule of interpretation of juridical transactions, which also confirms the conclusion presented above, is that, when seeking to verify the true extent of a certain contractual provision, one must analyze the behavior of the parties after the execution of the contract.

In point, the behavior of the contracting parties after having executed the SPA evidences the concrete interpretation they have been ascribing to the contractual provisions, making of it what could be said to be an authentic interpretation, of unquestionable validity since no one better than the authors of the agreement themselves to understand the meaning of the rules they contracted.

Article 131, item III, of the Commercial Code expressly established that the “the factual behavior of the contracting parties after the contract, having to do with the main object, shall be the best explanation of the intent of the parties at the time of execution of said contract.”

In the case at hand, one must examine the behavior of the Federal Union - that stipulated the contractual clause herein analyzed – not only vis-à-vis the SPA executed with the controlling shareholders of Embrapar, but also with regard to all the contracts that had the same purpose and similar provisions under which the controlling interest of the other companies, resulting from the partial split-up of Telebrás, was sold.

In this regard, we note that other companies whose privatization were also regulated by Notice MC/BNDES no. 01/98 were the object of corporate transactions that resulted, or will result, in the cancellation of their registrations as public companies, without any of them having been subject to any bar of the Union to seeking such cancellation6.

Although the case of the other companies referred to merger and share absorption transactions, and not to a tender offer of purchase of outstanding shares, as occurs in the case at hand, the final result, in both situations, is exactly the same, i.e. the cancellation of the registration of the privatized telecommunications company.

Thus we have that the later behavior of the Federal Union, by not questioning the cancellation of the registration of other companies that were privatized together with Embrapar, confirms that the true scope of the rule set forth in Clause 5.1.9 of the SPA was not to prevent the controlling shareholders from seeking to close the capital of Embrapar.

____________________________
6 According to information given to us, the companies Tele Centro Oeste Celular Participações S.A. and Tele Nordeste Celular Participações S.A. have already had their registrations cancelled by CVM and the companies Tele Sudeste Celular Participações and Tele Leste Celular Participações S.A. will shortly be having their registrations as public companies also cancelled.

4.4. Non-existing logical grounds for requiring that Embrapar remain a public company

Finally, we wish to emphasize that neither the SPA nor Notice MC/BNDES no. 01/98, nor even the legal rules that regulated the privatization of telecommunications federal companies, establish any restriction whatsoever to the controlling shareholder acquiring all of the shares of issue of the privatized companies, whether through a purchase tender offer or a transaction of share absorption.

Consequently, there is no doubt that it would be perfectly lawful to carry out a transaction that would result in the transfer of all of the shares of issue of Embrapar currently held by minority shareholders to the controlling shareholders of the Company.

The non-existing limits to the equity interest the controlling shareholder might own also confirm the understanding that the provisions established in Clause 5.1.9 does not have the purpose of preventing the closing of the capital of Embrapar.

In point, the legal system specifically applicable to public companies which requires them to disclose information on their business and financial and equity standing as well as subjecting them to CVM inspection, is based on the fact that its capital is scattered among the minority shareholders, whose interests the law seeks to protect.

Obviously it makes no sense to apply rules specific to public companies to companies whose capital is wholly owned by its controlling shareholders. In other words, the raison d’étre for all rules intended to protect the minority shareholder ceases to be since there are no more minority shareholders.

Thus, there is absolutely no sound reasoning to require that a certain company continue registered as a public company even after all the shares it has issued have been acquired by the controlling shareholders. Such an obligation would mean having to submit the company to all encumbrances inherent to maintaining it as a public company, such as costs with engaging independent auditors, publication of minutes, relevant facts and financial statements, fees charged by CVM and stock exchanges without there being, on the other hand, any reason of public interest to justify the imposition of such burden on the company, inasmuch as there would be no minority shareholders or investors to protect.

Therefore, there is no logical fundament to an eventual requirement that Embrapar keep itself forever registered as a public company without it being also required to have a minimum number of shares of issue of the Company for circulation in the market, that is, shares that could not be acquired by the controlling shareholder.

In this regard, one could argue eventually that Embrapar being the controlling shareholder of a public utility concessionaire company would justify the requirement that, even though not having minority shareholders, it continue registered as a public company so as to continue required to show transparency of its business information and of its financial-economic standing.

However, the fact that a company is a concessionaire of public utility service does not obligate it to register itself as a public company since such requirement is not provided for either in Law no. 8.987/1995m, which regulates, in a general manner, the regime of concessions, nor much less in Law no. 9.472/1997, which contains special rules on the concession of telecommunications services.

Furthermore, the transparency that is demanded from a company concessionaire of public utility service, in light of the evident public interest involved in its activities, does not require that it be registered or not as a public company, rather arises from the application of the juridical rules that regulate the regime of concession.

In this regard, Law no. 8.987/1995 expressly establishes that the granting Power must permanently inspect the rendering of the service that is object of the concession, requiring that the concessionaire “render account of the administration of the service” to the granting powers and to the end-users, in accordance with the terms of the contract” and to “allow the team in charge of the inspection free access, at anytime, to the works, equipment and facilities of the service as well as to its accounting records” (article 31, items III and V)

In the specific case of telecommunications services, the transparency demanded by the public interest is assured by way of the submission of the concessionaires to the inspection power of ANATEL. In point, article 96 of Law no. 9.472/1997 expressly instructs that concessionaires must “provide information of technical, operational, economic-financial and accounting nature, or other pertinent information that the Agency requests”.

Thus, we see that concessionaire companies – regardless of whether they are public or private companies – are subject to the legal rules that ensure the transparency necessary for its rendering of public services.

Consequently, if there is no reason for the concessionaire of the public service itself to be eventually made to keep itself registered as a public company, after the purchase of all shares of its issue by the controlling shareholder, then one can state unequivocally that such hypothetical requirement also cannot subsist with regard to its controlling interest, as is the case of Embrapar.

Thus, we reiterate the conclusion that there is no logical reason for Embrapar to be required to keep itself perpetually as a public company if, at the same time, there is no prohibition to the controlling shareholder eventually acquiring all of the shares issued by the Company.

5 - Conclusion

In view of the above, and considering that :

a) the opinion that Embrapar is forever required to keep itself registered as a public company violates the principles whereby it is not incumbent on the State to determine which companies must be public or private and that no perpetual obligations may exist that bind the debtor eternally, the interpretation that must be adopted is the one that does not contradict any of said general principles;

b) it was the Union who stipulated the obligation set forth in Clause 5.9.1 of the SPA, such provision that must be interpreted in a less burdensome manner for the other contracting party – the purchaser of the controlling interest of Embrapar – who simply adhered to said contractual provision;

c) the fact that there were no objections to the cancellation of the registration of the other companies who were privatized together with Embrapar confirms that the true scope of the rule set forth in Clause 5.1.9 of the SPA was not to prevent seeking the closing of the capital of the Company;

d) it would make no logical sense to require that Embrapar keep itself registered eternally as a public company without there being, additionally, a requirement that a minimum number of shares of issue of the company continue in circulation in the market;

e) the fact that Embrapar is the controlling shareholder of a company concessionaire of public utility service also does not serve to justify the eventual requirement that, even if it has no minority shareholders, it must continue registered as a public company, since the legal rules that regulate the regime of concession, in addition to not containing such requirement, already assure the necessary transparency for the rendering of the public services carried out by the concessionaires;

We conclude that Clause 5.1.9 of the Share Purchase Agreement obligates the controlling shareholders to keep the registration of the Company at CVM up-to date, whilst it remains a public company; therefore, the cancellation of the registration as a public company held in the of Embrapar may be lawfully sought.

These are our considerations on the matter. We are at your disposal for any further clarification that may be necessary.

Sincerely,

Nelson Eizirik

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 01, 2006

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.